Exhibit 99.1

Bioblast Pharma Reports Results of a Clinical Trial of Trehalose in Oculopharyngeal Muscular Dystrophy (OPMD) Patients

Tel Aviv, Israel, - September 12, 2016 – Bioblast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced results of the Extension study for patients who completed HOPEMD, the Company’s initial clinical trial for patients with Oculopharyngeal Muscular Dystrophy (OPMD). This Extension study was a multi-center, randomized, open-label study with a non-treatment concurrent control arm that enrolled 22 patients, 16 of whom continued to receive trehalose 90mg/mL IV solution while 6 were in the non-treatment group.

OPMD is a rare progressive muscle-wasting disease characterized by severe swallowing difficulties (dysphagia) leading to malnutrition, aspiration of food into the lungs and recurrent episodes of aspiration pneumonia, as well as more generalized, progressive muscle weakness.

Efficacy: Change in Drinking Time from Baseline

Patients enrolled in the Extension study were evaluated by means of a timed cold water drinking test, a commonly used dysphagia measurement used for decades to help diagnose and assess the severity of OPMD. At the end of the 12 month period:

•	For the patients who continued on trehalose treatment (the blue line in the following chart), the cold water drinking test time remained relatively stable across the treatment period
•	For the patients who were not on treatment (the red line in the following chart), the cold water drinking test time worsened

Blue (lower line): Treatment Arm	Red (upper line): Non-Treatment Arm

Black (straight lines): Trend Lines

Weeks

Twenty-two patients were enrolled and 21 contributed data through the first seven months of the Extension trial, 16 on trehalose and 5 not on drug treatment; at the end of the study, 10 patients remained on trehalose while 3 were not on drug treatment. The average time for those in the treatment arm was 46.9 weeks on trehalose.

Bernard Brais, MD, PhD, Professor of Neurology, McGill University, co-director of the neuromuscular group of the Montreal Neurological Institute and Hospital and world-renowned expert in OPMD who was a principal investigator on both the HOPEMD and Extension studies stated, “This data provides preliminary evidence that when trehalose is stopped, patients return to a level of symptoms they had prior to taking the drug. This suggests that trehalose influences at least the major symptom of dysphagia in patients, further supporting that it may influence the evolution of this late onset muscular dystrophy.”

Warren Wasiewski, MD, Bioblast’s Chief Medical Officer said, “We recognize that these results are in a small number of patients and that while there were treatment and non-treatment arms, this was not a double-blind, placebo-controlled study. Nevertheless, we are encouraged by the fact that the improvement found first in the HOPEMD study is sustainable over an extended period of time and that the difference between patients who continued on treatment and those who were randomized to be withdrawn from treatment in this extension study has provided us with valuable information for our upcoming Phase 2b double-blind, placebo-controlled trial, which is planned to enroll more than 70 patients with OPMD.”

Based on the results in the Extension study (as well as from the earlier HOPEMD study), the primary efficacy measures in the Phase 2b trial will be the cold water drinking test and dysphagia related quality of life questionnaires (SWAL-QOL and Sydney Swallowing Questionnaire). Other tests, including those related to muscle function and power and weight, will be evaluated as secondary endpoints.

More information from the Extension trial

There were three main objectives of this study:

1.	To determine the long-term effect of trehalose on disease progression as assessed by the changes in the disease markers as well as in the patients’ swallowing quality of life.

2.	To assess which efficacy measures were appropriate for consideration as endpoints in the upcoming Phase 2b trial. The efficacy measures included change from baseline in cold water drinking test time, video fluoroscopy, the total score and total symptom score on the patient reported swallowing quality of life questionnaire (SWAL-QOL), functional muscle testing, muscle strength testing by handheld dynamometer, histologic changes on percutaneous muscle biopsy, and weight.

3.	To assess safety parameters in the upcoming Phase 2b trial, including the frequency, severity, and duration of adverse events (AEs), as well as clinically significant laboratory abnormalities after administration of trehalose. The results from the Extension study indicated that:

•	Trehalose was generally safe and well tolerated.
•	There were no clinically significant changes in safety labs.
•	There was one serious adverse event (SAE) unrelated to drug treatment.
•	There were no infusion reactions or adverse events leading to discontinuation.

Treatment emergent adverse events (TEAE) occurred in 15 of the 16 treatment arm patients (93.8%). There was one SAE, a kidney stone, that was considered unrelated to trehalose. There were two possibly related TEAEs; urinary tract infection and sclerodactylia. Most AEs were mild to moderate in intensity. There were no clinically significant changes in any safety lab parameters, which included assessments of chemistry, hematology, coagulation, liver enzymes, and renal function tests. There was no change in physical examination or electrocardiogram. There were no infusion reactions and no discontinuations due to adverse events.

About Bioblast Pharma Ltd.

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases with a lead drug candidate, trehalose 90mg/mL solution, in Phase 2 development. Bioblast was founded in 2012 and is traded on the NASDAQ under the symbol "ORPN". For more information, please visit our website, www.bioblastpharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss our plans to conduct a Phase 2b clinical study, and the design and timing of such study. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trial results. Because such statements deal with future events and are based on Bioblast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bioblast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 29, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:
Matthew P. Duffy

Managing Director

LifeSci Advisors, LLC

Telephone: 212-915-0685

3